Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Compton to Continue Development of Significant Natural Gas Resources
     With 2008 Capital Budget

     CALGARY, Jan. 23 /CNW/ - Compton Petroleum Corporation (TSX - CMT, NYSE -
CMZ) is pleased to provide preliminary 2007 operational results and to announce its updated strategic plans, capital program, and budget targets for
2008. Our 2008 plans are designed to deliver solid organic growth, realize on the significant potential of our assets, maintain an acceptable capital structure, and position Compton to quickly and efficiently react to opportunities and industry conditions as they may arise.

     <<
     Budget Highlights

     -   Continuation of our expanded natural gas focus as announced in 2007

            -  The 2008 budget builds upon the momentum developed from our successful 2007 drilling program

     -   Significant capital investment program focused on production growth

            -  $410 million to be expended on our extensive inventory of natural gas properties
            -  Emphasis on placing incremental production volumes on stream
            -  Continued divestiture of non-core properties, substantially all oil producing, with $250 million of anticipated proceeds to assist in funding the 2008 capital program

     -   Budgeted 350 well drilling program

            -  Includes 70 wells targeting higher productivity deeper
               formations in our Niton, Caroline, Hooker, and Callum/Cowley properties
            -  Continued growth in our Belly River development program, with
               275 wells to be drilled with an accelerated tie-in program to bring production volumes on stream promptly

     -   Increased production volumes

            -  Natural gas volumes are projected to average between 196 and
               202 mmcf/day, a 34% to 38% increase from 2007 levels
            -  Oil and liquids volumes projected to average 3,300 bbls/day, a
               50% decline from the 2007 average following the major property sale at the end of Q3 2007 and additional sales budgeted to close during 2008
            -  Combined production volumes projected to average between
               36,000 and 37,000 boe/day, a 16% to 19% increase over average
               2007 volumes

     -   Higher cash flow

            -  Cash flow is projected in the $245 to $255 million range, approximately 30% higher than expected 2007 final results, based upon average 2008 benchmark AECO natural gas pricing of
               $6.98/mcf (US$7.64/mcf NYMEX) and $80.00/bbl for Edmonton Light
               crude oil (US$81.00 WTI)

     -   Capital structure

            -  Anticipated operating cash flow and proceeds from asset sales in excess of capital spending
            -  Excess proceeds available for debt repayment
            -  Target 2008 year end debt to trailing cash flow ratio of 3:1
     >>

     "Compton is opportunity rich. Our asset base holds significant resource potential and years of low-risk drilling opportunities with which to grow,"
said Ernie Sapieha, President and CEO. "Importantly, each of our four resource plays are economic at current natural gas prices. Our 2008 drilling program high-grades our drilling opportunities, concentrating on higher productivity wells with superior returns on capital. With the finalization of our Cecil property disposition and additional planned divestitures of non-core assets at
Bigoray and Thornbury, we will have the additional funds necessary to accelerate our strategic natural gas initiatives. Should natural gas prices strengthen from those budgeted, our budget and corporate structure provides us with the flexibility to further expand our drilling programs."

     2007 in Review

     Our plans for 2008 build upon activities and successes achieved during
2007, including the expansion of our core properties through a series of minor strategic acquisitions. Although we have not finalized our 2007 operational and financial accounts, we are pleased to provide the following preliminary results:

     <<
     -   Production during the month of December reached our previously announced exit target of 36,000 boe/day, excluding production from the Cecil property held for sale;
     -   Average annual production volumes of  approximately 31,000 boe/day consisting of natural gas volumes of 147 mmcf/day and oil and liquid volumes of 6,500 bbls/day;
     -   Operating cash flow approximating $190 million;
     -   Capital expenditures of $375 million, before acquisitions and dispositions;
     -   Year end debt of $835 million comprised of our senior notes and syndicated credit facility;
     -   A 322 well drilling program (10% exploratory, 90% development), with a success rate in excess of 95%.
     >>

     The foregoing estimated results are preliminary and subject to adjustment upon finalization. We expect to receive final year end reserve numbers and
Netherland Sewell's independent report in early March and we will release the details thereof shortly thereafter.

     2008 Capital Expenditure Budget Set at $410 million

     During 2007, we communicated our intent to pursue the next phase of
Compton's growth by becoming a natural gas focused resource play company. To this end we initiated efforts in mid-2007 to substantially expand our drilling programs over the next three years. Weak natural gas prices combined with the rapid appreciation of the Canadian dollar have, in the shorter term, moderated our pursuit of higher drilling counts although our focus on development of the resource remains. Our planned 2008 activities are weighted towards the latter half of the year during which we plan to incur approximately 60% of our budgeted expenditures. Compton's $410 million 2008 budget is set to appropriately grow our asset and production bases while maintaining capital discipline.
     Our 2008 capital budget includes the drilling of 350 wells strongly weighted towards development and exploitation. Compared to the 322 wells drilled in 2007, there are a number of differences between the years that are worthy of note:

     <<
     -   70 wells will target the deeper formations in our Niton, Caroline,
         Hooker, and Callum/Cowley properties

            -  This compares to 50 deeper wells drilled in 2007. Wells in these formations generally have higher productivity and benefit from associated liquids production
            -  Given recent success with horizontal wells and multi-stage fracs at Niton, we plan to utilize this approach more
               aggressively and investigate using it at Hooker and Caroline.
               The use of horizontal drilling reduces the number of vertical wells otherwise required

     -   275 wells are planned in our southern Alberta core area targeting the shallower Belly River formation

            -  These wells are very low risk with attractive cost structures
            -  We have high graded our selection where returns are most favourable
            -  Production infrastructure has been expanded to facilitate rapid tie-ins with the time from rig release to on-stream now
               averaging approximately 100 days

     -   Advances  in oilfield technology continue to benefit our operations

            -  The use of multi-staged fracs result in considerable cost efficiencies and marked improvement in well productivity
            -  The importance of directional and pad drilling cannot be overstated - with increased well densities and environmental sensitivities, such drilling techniques will assist Compton to fully access and develop the large natural gas resource
               potential of our land base
     >>

     Our drilling program will be supported by a concentrated effort to expedite placing reserves on production. Compton's existing production infrastructure will assist with this and will be complemented by planned infrastructure investments in 2008.
     A summary of our budgeted 2008 capital program is outlined below:

     <<
     By Category, ($ millions)
     ------------
       Land & seismic                                                    $ 30
     -------------------------------------------------------------------------
       Drilling & completions                                             285
     -------------------------------------------------------------------------
       Facilities & equipment                                              95
     -------------------------------------------------------------------------
                                                                         $410

     By Area, ($ millions)
     --------
       Central Alberta - Deep Basin                                      $135
     -------------------------------------------------------------------------
       Hooker - Deep Basin                                                 55
     -------------------------------------------------------------------------
       Plains Belly River and Edmonton - Shallow Gas                      180
     -------------------------------------------------------------------------
       Callum/Cowley - Foothills                                           40
     -------------------------------------------------------------------------
                                                                         $410

     Drilling by Area, Gross Well Count
     ----------------------------------
       Central Alberta                                                     50
     -------------------------------------------------------------------------
       Hooker, BQ                                                          16
     -------------------------------------------------------------------------
       Plains Belly River and Edmonton                                    275
     -------------------------------------------------------------------------
       Callum/Cowley - Foothills                                            9
     -------------------------------------------------------------------------
                                                                          350
     >>

     Given the timelines from concept to production for natural gas prospects, we believe it is of utmost importance to maintain operational momentum while at the same time being mindful of industry economic realities. With the momentum achieved in 2007 and the approach to our 2008 drilling program, we are confident that we can meet our budget objectives even during this period of uncertainty in natural gas markets.
     Drilling plans specific to each of our core areas are as follows:

     Deep Basin & Foothills

     Central Alberta -- Niton and Caroline
     -------------------------------------

     For 2008 we have allocated approximately $135 million or 33% of our total planned capital expenditures to central Alberta where we plan to drill
50 wells during 2008. During 2007, targeting the Rock Creek formation, we drilled seven horizontal wells at Niton of which five were completed using multi-stage fracing technology with excellent results. During 2008, 13 wells in the area are slated to be horizontal wells.

     Southern Alberta - Hooker
     -------------------------

     We have planned 16 wells for 2008 at our Hooker resource play targeting the Basal Quartz formation. Transferring the knowledge and success we have gained drilling horizontal wells in central Alberta, we are planning at least three horizontal wells at Hooker in 2008. We have currently identified a potential of 15 follow-up horizontal locations for this area should the initial wells prove successful.

     Southern Alberta - Foothills
     ----------------------------

     With the recent acquisition of WIN Energy Inc., we have significantly expanded our land holdings in the Foothills at Callum and Cowley. We now hold approximately 239 net sections of high impact exploration lands in this area.
We intend to drill nine wells in the Callum/Cowley area during 2008. Four of these wells are planned as horizontal wells, and each of these wells will be drilled from existing pads to minimize our environmental impact. The potential impact on the company's value over the next 12 to 24 months from activities in the Foothills could be significant.

     Shallow Gas

     Southern Alberta -- Plains Belly River/Edmonton Group
     -----------------------------------------------------

     In 2008, we plan to drill 275 Belly River wells, focusing specifically on the top tier prospects identified by our technical teams. We have allocated approximately $180 million in our budget to this area, with $5 million directed towards developing an inventory of drill-ready locations such that, as industry conditions improve, we can easily ramp-up activity. We estimate that roughly 40% of our 2008 Belly River wells, all to be drilled in the latter part of the year, will be placed on production in early 2009. These wells will take full advantage of the lower shallow gas royalty rates proposed for 2009.
     With recent acquisitions in the area, we now hold approximately
1,200 sections of land prospective for the Belly River/Edmonton group. At four wells per section automatic spacing, this translates into a significant multi-year inventory of low risk drilling locations on which to grow our company.

     Economics

     It is noteworthy that all of Compton's natural gas resource plays provide solid economic returns in the current price and capital cost environment. A summary of representative well returns by play type, based upon current forecasted pricing as provided by GLJ Petroleum Consultants Ltd., is outlined below:

     <<
                                                Capital per well   Before tax
     Play                                             $thousands        IRR %
     ----                                            -----------   -----------
     Plains Belly River                                     $536          38%
     -------------------------------------------------------------------------
     Hooker BQ                                            $1,836          51%
     -------------------------------------------------------------------------
     Niton Vertical Well                                  $1,836          40%
     -------------------------------------------------------------------------
     Niton Horizontal Well(1)                             $3,570        +100%
     -------------------------------------------------------------------------
     Economics are calculated using Alberta's existing royalty structure.
     These figures are based on average unrisked, drilling, completions, and equipping costs, excluding sunk costs.

     (1) Niton horizontal well economics are based upon a limited number of wells and production history.

                                                                        Niton
                                             Plains                  Vertical
     Field Netbacks by Play, ($/mcfe)   Belly River    Hooker BQ         Well
     -----------------------            -----------   -----------  -----------

     Gas Price                                $6.50        $6.50        $6.50
     -------------------------------------------------------------------------
     Less:
       Operating costs                        (1.40)       (1.24)       (1.25)
     -------------------------------------------------------------------------
       Royalties                              (1.11)       (1.69)       (1.63)
     -------------------------------------------------------------------------
       F& D Costs                             (2.23)       (1.15)       (1.30)
     -------------------------------------------------------------------------
     Field Netback                            $1.76        $2.42        $2.32
     -------------------------------------------------------------------------

     Field netbacks are calculated giving effect to Alberta's existing Royalty structure and historical operating and F+D costs.
     >>

     Asset Divestitures

     In mid-2007, we announced our intention to sell our major oil producing properties in the Peace River Arch. The Worsley field was sold at the end of the third quarter of 2007 for proceeds of $270 million at attractive metrics.
We are currently pursuing the sale of our Cecil property with several parties.
The delayed sale of Cecil has been of benefit to Compton due to a) continued
improvement in oil prices since the third quarter of 2007, and b) the success of recent waterflood programs that indicate higher recoverable reserves. The new independent reserve report covering the Cecil property will be finalized shortly and will form the basis for concluding negotiations with the parties who are most interested in purchasing Cecil. For budget purposes we have assumed a closing date of March 31, 2008.
     We also plan to sell additional high quality non-core assets during 2008 including our Bigoray and Thornbury properties. In this regard, intend to engage an agent shortly. We expect to close these divestitures in the third quarter of 2008.
     Proceeds from the various asset divestitures are expected to aggregate at least $250 million. These proceeds will be used to fund the approximate
$160 million of capital expenditures in excess of cash flow, with the balance being available to reduce outstanding debt.

     <<
     2008 Projections

     Production Volumes
     ------------------

     Natural Gas, (mmcf/d)                                          196 - 202
     -------------------------------------------------------------------------
     Oil and liquids, (bbls/d)                                          3,300
     -------------------------------------------------------------------------
     Combined, (boe/d)                                        36,000 - 37,000
     -------------------------------------------------------------------------
     2008 year end exit rate, (boe/d)                         39,500 - 40,500
     -------------------------------------------------------------------------

     Price Realizations                                Benchmark     Realized
     ------------------                                ---------     ---------

     Natural gas (AECO, $/mcf)                             $6.98        $6.95
     -------------------------------------------------------------------------
     Crude oil  (Edmonton light, $/bbl)                   $80.00       $72.75
     -------------------------------------------------------------------------

     Cash Flow(1)                                                    Realized
     -------------                                                   ---------

     Total, ($ millions)                                          $245 - $255
     -------------------------------------------------------------------------
     $/share, basic                                             $1.90 - $1.98
     -------------------------------------------------------------------------
     (1) Cash flow is a non-GAAP measure, the components of which are set out in Compton's 2006 Annual Report.

     Pricing Sensitivities
     ---------------------

       Natural Gas      a $0.25 change in AECO pricing results in a
                        $14 million change in cash flow
     -------------------------------------------------------------------------
       Crude Oil        a $1.00 change in crude oil pricing results in
                        a $0.4 million change in cash flow
     -------------------------------------------------------------------------

     Corporate Debt, ($millions, December 31, 2008)
     ---------------

     Senior Notes, due 2013                                              $436
     -------------------------------------------------------------------------
     Syndicated Credit Facility                                           313
     -------------------------------------------------------------------------
     Total                                                               $749
     -------------------------------------------------------------------------
     >>

     During the fourth quarter of 2007, with the strengthening of the Canadian dollar against that of the U.S. dollar, we entered into foreign exchange contracts related to our US$ denominated Senior Notes. The contracts effectively fix the Canadian dollar repayment amount of the notes at
$436 million and crystallized an unrealized foreign exchange gain of approximately $92 million.
     In light of current commodity prices, we have very recently reviewed the borrowing base related to our syndicated credit facility with the agent of the syndicate, and are comfortable the existing borrowing base is sufficient to support the current authorized $500 million facility.

     Hedging Policy

     In support of our capital programs, we have a stated policy to minimize commodity price volatility through entering into commodity hedge contracts. It is our intent to enter into hedge arrangements as appropriate for up to 50% of our production. In this respect we have, concurrent with the recent strengthening of natural gas prices, entered into costless collar hedge contracts for 14,250 mcf/d of natural gas with an average floor price of
$6.72/mcf and a ceiling price of $7.89/mcf for the period April through
October 2008. It is our intent to continue layering in additional contracts based on market conditions and as attractive opportunities arise.

     Strategic Plan

     Compton's management team and Board of Directors believe in and remain committed to our strategic goal of delivering growth through accelerated, large scale drilling programs. It is the right plan for Compton. We will realize on the value of our natural gas resource plays through increased production, cash flow, and reserves resulting from increased drilling. We remain committed to the future for natural gas and to capturing the full benefit of our large inventory of prospects.
     The continued development of our existing natural gas resource plays through the implementation of our longer term initiatives and based upon the capital programs outlined below is projected to result in annual production growth rates of 16% to 22%.

     <<
                                               2008         2009         2010
                                              ------       ------       ------
     Number of wells                            350          550          700
     -------------------------------------------------------------------------
     Capital expenditures, $ millions          $410         $545         $675
     -------------------------------------------------------------------------
     >>

     Funding of the 2009 and 2010 capital programs will depend on prevailing natural gas prices, potential property divestitures, and utilization of our debt capacity which is expected to increase concurrent with production and reserve growth resulting from the expanded drilling programs. Assuming a constant natural gas price of $7.50/mcf during 2009 and 2010, increased borrowings necessary to fund the foregoing capital program would result in a debt to cash flow ratio throughout the period of approximately 3 to 1. A strengthening of natural gas prices from those reflected above and potential property dispositions provide us the flexibility to further expand our drilling programs.
     With respect to the publicly released letter received from our largest shareholder dated December 14, 2007, the Board of Directors considers such views as important input in its assessment of alternatives to create shareholder value, particularly coming from a long-standing and respected shareholder. Mel Belich, Chairman of the Compton Board, added, "After a thorough review, it is the Board's current view that the most appropriate strategy to create value for all shareholders is for Compton to continue to invest in the large growth potential of its asset base. The Board is confident that the 2008 budget together with the company's three year plan provides the best alternative for significant shareholder value creation." The Board intends to continue to regularly assess value creation alternatives based on results achieved by management in the execution of Compton's business plan, available financing, or material changes in the commodity price and cost environment.

     Execution

     "Our 2008 budget demonstrates our commitment to continue to grow as a pure natural gas resource play company, while at the same time maintaining stability through a down turn in the natural gas markets," said Mr. Sapieha,
Compton's CEO. "Although 2007 proved to be a difficult operating year for the industry and for Compton, we are pleased to report that we have executed a successful drilling program and met our production targets, averaging approximately 31,000 boe/d for the year. Our 2008 budget is designed to grow our boe/d production by approximately 16% to 19%. Non-core asset divestitures will bridge the gap between our cash flow and planned expenditures and allow us to focus our efforts on our core natural gas resource plays. Given continuing gas price volatility and regulatory uncertainties including the new
Alberta royalty structure, we will focus on what we can control and improve.
This includes an emphasis on capital discipline, economic ranking of our projects, and project execution."
     Compton is implementing a new organizational structure that will further enhance our ability to deliver increased productivity in an efficient and timely manner in 2008 and beyond. In support, and as an integral part of this initiative, we are pleased to announce the following two additions to our executive team.
     Rob Symonds, P.Eng, has joined Compton as Vice President Foothills &
Corporate Development. Mr. Symonds holds a Master of Science in Petroleum
Engineering and is a professional engineer in Alberta. Previously, Mr. Symonds was Vice President, Foothills Business Unit for Shell Canada Limited. A
seasoned executive with expertise in all aspects of exploration, development, production, and operations, Mr. Symonds will also oversee all reservoir and reserve functions at Compton.
     Gary Follensbee, P.Eng., has been appointed Vice President, Engineering &
Exploitation. Mr. Follensbee is responsible for managing all aspects of the support systems required to expedite Compton's large drilling inventory to the approved application status. Also a seasoned executive, Mr. Follensbee has over 30 years of experience in all aspects of the oil and gas industry. Mr.
Follensbee has held several senior management positions, and prior to joining
Compton as a senior manager, he was Senior Manager, Canadian Operations for J.
M. Huber Canada Ltd.
     Both Mr. Symonds and Mr. Follensbee will be integral to Compton's
Executive Management Team.

     Concluding Comments

     "We have made significant improvements in our project execution strategies," said Mr. Sapieha. "We have a highly enviable suite of assets in our portfolio. Optimizing our operations to deliver results from those assets to our shareholders in 2008 and beyond is our primary goal."

     CONFERENCE CALL

     Compton will be conducting a conference call and audio web cast
January 23, 2008 at 11:00 a.m. (MT), 1:00 p.m. (ET) to discuss the Company's
2008 operating plans. To participate in the conference call, please contact the Conference Operator at 10:50 a.m. (MT), ten minutes prior to the call.

     Conference Operator Dial-in Number: Toll-Free +1-800-733-7560
     Local Toronto: 416-644-3414
     Audio web cast URL:
http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID(equal sign)2145440

     The audio replay will be available two hours after the conclusion of the conference call and will be accessible until Thursday, January 31, 2008.
Callers may dial toll-free 1-877-289-8525 and enter access code 21260425
(followed by the pound key).

     Forward-Looking Statements
     --------------------------

     Certain information regarding the Company contained herein constitutes forward-looking information and statements and financial outlooks
(collectively, "forward looking statements") under the meaning of applicable securities laws, including Canadian Securities Administrators' National
Instrument 51-102 Continuous Disclosure Obligations and the United States
Private Securities Litigation Reform Act of 1995. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance, or other statements that are not statements of fact, including statements regarding (i) cash flow and capital and operating expenditures,
(ii) exploration, drilling, completion, and production matters, (iii) results of operations, (iv) financial position, and (iv) other risks and uncertainties described from time to time in the reports and filings made by Compton with securities regulatory authorities. Although Compton believes that the assumptions underlying, and expectations reflected in, such forward-looking statements are reasonable, it can give no assurance that such assumptions and expectations will prove to have been correct. There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in the Company's business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards, access difficulties and mechanical failures, weather related issues, uncertainties in the estimates of reserves and in projection of future rates of production and timing of development expenditures, general economic conditions, and the actions or inactions of third-party operators. The forward-looking statements contained herein are made as of the date of this news release solely for the purpose of generally disclosing Compton's updated strategic plans, capital program and budget targets for 2008. Compton may, as considered necessary in the circumstances, update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise. Compton cautions readers that the forward-looking statements may not be appropriate for purposes other than their intended purposes. The Company's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

     Compton Petroleum Corporation is a Calgary-based public company actively engaged in the exploration, development, and production of natural gas, natural gas liquids, and crude oil in the Western Canada Sedimentary Basin.
Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT and on the New York Stock Exchange under the symbol CMZ.

     %SEDAR: 00003803E          %CIK: 0001043572

     /For further information: Ernie Sapieha, President & CEO, or Norm Knecht,
VP Finance & CFO, Telephone: (403) 237-9400, Fax (403) 237-9410, Website:
www.comptonpetroleum.com, Email: investorinfo(at)comptonpetroleum.com/
     (CMT. CMZ)

CO:  Compton Petroleum Corporation

CNW 20:10e 23-JAN-08